Exhibit 99.1

NEWS RELEASE

For Immediate Release

Xyratex Ltd Amends Shareholder Rights Plan

Havant, UK— December 13, 2013 — Xyratex Ltd (Nasdaq: XRTX) today announced that its Board of Directors has amended its shareholder rights plan.  The amendment extends the expiration date of the plan from December 17, 2013 to December 17, 2014. The amendment was not in response to any acquisition proposal.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com